Exhibit (a)(5)(D)
Employment Arrangement Term Sheet
August 24, 2009

Company	[Surviving Corp.] (the “Company”).

Executive	Emilia Fabricant (the “Executive”).

Title	President and Chief Merchandising Officer.

Employment Terms	The Company will reaffirm the terms of Executive’s existing employment offer letter, and Executive will continue employment with the Company under those terms.

Equity Co-Investment	The Executive will have the opportunity to co-invest up to 100% of the after-tax transaction proceeds in the same securities of the Company and at the same price as Advent.

Miscellaneous	All equity will be subject to certain rights and obligations set forth in a customary shareholders’ agreement.
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